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                              June 6, 2022

       Paul Falconer
       Chief Executive Officer
       LNPR GROUP INC.
       5190 Neil Rd. Ste. 430
       Reno, NV 89502

                                                        Re: LNPR GROUP INC.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 10
                                                            Filed May 18, 2022
                                                            File No. 000-54171

       Dear Mr. Falconer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our letter dated April 11, 2022.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10

       Item 1. Business, page 1

   1. We note your disclaimer statement now included on page 1 of your disclosure. Please further revise your
statement to include Macau in addition to Hong Kong and China.
                                                        Further, please revise
the statement to include that you will not pursue a business combination with a
company that is based in any of those three jurisdictions.
   2. We note your response to comment 1 and reissue the comment. A majority of your executive officers
and/or directors are located in or have significant ties to China or Hong
                                                        Kong, and your auditor
is located within China. Please disclose this prominently at the beginning of your Item
1 Business section. Your disclosure should also describe the legal and operational risks
associated with a majority of your executive officers and/or
 Paul Falconer
FirstName  LastNamePaul Falconer
LNPR GROUP     INC.
Comapany
June 6, 2022NameLNPR GROUP INC.
June 6,
Page 2 2022 Page 2
FirstName LastName
         directors having significant ties to China or Hong Kong, as well as your auditor being located in China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
3. Please disclose the risks that the majority of your directors and officers being based in or having significant ties to China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China or
         Hong Kong can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities. Provide similar disclosure with respect to the risks of your auditor being located in China.
4. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. We note your amended disclosure in response to comment 7 and the statements that you
         "initiated substantive discussions, directly or indirectly, with a business combination target located in the U.S.," and that you "started conducting due diligence on the entity."
         Please tell us supplementally whether you have entered into a letter of intent and advise us of the nature of the discussions, diligence and business operations of the entity. Please also advise us as to why the reference to New Asia Energy Consultants Sdn Bhd is no longer material.
Management Located Outside the US, page 2

6. We note your amended disclosure in response to comment 18. Please further revise your disclosure to identify each officer and director located outside the United States and provide their place of residence or current location. Additionally, please revise your
 Paul Falconer
FirstName  LastNamePaul Falconer
LNPR GROUP     INC.
Comapany
June 6, 2022NameLNPR GROUP INC.
June 6,
Page 3 2022 Page 3
FirstName LastName
         disclosure about the enforcement of civil liabilities to provide investors with additional, jurisdiction specific details about the difficulties of enforcing judgments in foreign jurisdictions against your officers and directors and how that may affect their investment.
         Please also provide all this amended disclosure in your risk factor. Lastly, as previously requested, please provide all this disclosure in a section titled "Enforcement of
         Civil Liabilities" as well.
Risk Factors, page 5

7. We note your response to comment 8 and reissue the comment. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a potential business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination.
8. We note your amended disclosure in response to comment 6. Please further revise your disclosure regarding the HFCAA to provide that not only may the company's securities be prohibited from being traded on a national exchange, but that as a result, a national exchange may determine to delist your securities for non-compliance with the HFCAA.
         Moreover, please further revise this risk factor to provide more disclosure about what the impact and harm to the company and to investors would be should your shares be delisted or prohibited from being traded.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Impairment Loss, page 14

11. We note your response to prior comment 17 and your disclosure on page F-9 disclosing the issuance of 25,000,000 shares to Bodhisattva Investment Group in exchange for assets. Please provide more robust disclosure of the asset that was impaired and the circumstances which led to the loss.
Certain Relationships and Related Party Transactions, page 19

12. We note your response to comment 10. Please provide disclosure regarding the 3,000,000
 Paul Falconer
LNPR GROUP INC.
June 6, 2022
Page 4
         shares issued to Mr. Grimes that were not subsequently cancelled when in his possession.
         Further, please provide disclosure of the impact the number of outstanding shares could have on an investors investment.
Item 13. Financial Statements and Supplementary Data, page F-1

13. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
Note 6 - related Party Transactions, page F-10

14. You disclose that on November 29, 2021, a total of 21,650,000 shares held by Bodhisattva
         Investment Group were cancelled. However, these shares appear to be issued and outstanding as of December 31, 2021. Please advise.
General

15. We note your response to comment 19, and despite the included disclaimer about which companies you may target for a business combination, we reissue the comment in full. Given the ties of your executive officers and directors to the PRC and Hong Kong, and the location of your auditor, please revise the beginning of Item 1 Business and Risk
         Factors to disclose that the location and/or ties of your management and auditor may make you a less attractive partner to a non-China- or non-Hong Kong-based target company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 with any other questions.



FirstName LastNamePaul Falconer                              Sincerely,
Comapany NameLNPR GROUP INC.
                                                             Division of
Corporation Finance
June 6, 2022 Page 4                                          Office of Real
Estate & Construction
FirstName LastName